UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3 to Omnibus Amendment)

Invesco Commercial Real Estate Finance Trust, Inc.

(Name of Issuer)

Class D Common Stock, par value $0.01 per share, Class E Common Stock, par value $0.01 per share, Class I Common Stock, par value $0.01 per share, and Class S Common Stock, par value $0.01 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

Beth Zayicek

1331 Spring Street NW, Suite 2500

Atlanta, Georgia 30309

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

1	NAME OF REPORTING PERSON. Invesco Realty, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 5,969,284 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 5,969,284 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,969,284 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 24.65%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This amount includes 1,496,142 shares of Class S Stock, 1,497,041 shares of Class D stock, 1,492,905 shares of Class I stock and 1,483,195 shares of Class E stock.
(2)	Based on a total of 24,218,913 shares of Common Stock issued and outstanding.

1	NAME OF REPORTING PERSON. Invesco Advisers, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 6,005,221 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 6,005,221 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,005,221
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 24.80%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, IA

(1)

This amount includes 1,496,142 shares of Class S Stock, 1,497,041 shares of Class D stock, 1,492,905 shares of Class I stock and 1,483,195 shares of Class E stock held directly by Invesco Realty, Inc. See the Explanatory Note below for more information.

(2)	Based on a total of 24,218,913 shares of Common Stock issued and outstanding.

1	NAME OF REPORTING PERSON. Invesco Group Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 6,005,221 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 6,005,221 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,005,221
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 24.80%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

This amount includes 1,496,142 shares of Class S Stock, 1,497,041 shares of Class D stock, 1,492,905 shares of Class I stock and 1,483,195 shares of Class E stock, held directly by Invesco Realty, Inc., and 35,937 shares of Class E stock held directly by IAI. See the Explanatory Note below for more information.

(2)	Based on a total of 24,218,913 shares of Common Stock issued and outstanding.

1	NAME OF REPORTING PERSON. OppenheimerFunds, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 6,005,221 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 6,005,221 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,005,221
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 24.80%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, IA

(1)

This amount includes 1,496,142 shares of Class S Stock, 1,497,041 shares of Class D stock, 1,492,905 shares of Class I stock and 1,483,195 shares of Class E stock, held directly by Invesco Realty, Inc., and 35,937 shares of Class E stock held directly by IAI. See the Explanatory Note below for more information.

(2)	Based on a total of 24,218,913 shares of Common Stock issued and outstanding.

1	NAME OF REPORTING PERSON. Oppenheimer Acquisition Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 6,005,221 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 6,005,221 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,005,221
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 24.80%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

This amount includes 1,496,142 shares of Class S Stock, 1,497,041 shares of Class D stock, 1,492,905 shares of Class I stock and 1,483,195 shares of Class E stock, held directly by Invesco Realty, Inc., and 35,937 shares of Class E stock held directly by IAI. See the Explanatory Note below for more information.

(2)	Based on a total of 24,218,913 shares of Common Stock issued and outstanding.

1	NAME OF REPORTING PERSON. Invesco Holding Company (US), Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 6,005,221 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 6,005,221 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,005,221
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 24.80%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

This amount includes 1,496,142 shares of Class S Stock, 1,497,041 shares of Class D stock, 1,492,905 shares of Class I stock and 1,483,195 shares of Class E stock, held directly by Invesco Realty, Inc., and 35,937 shares of Class E stock held directly by IAI. See the Explanatory Note below for more information.

(2)	Based on a total of 24,218,913 shares of Common Stock issued and outstanding.

1	NAME OF REPORTING PERSON. Invesco Holding Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 6,005,221 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 6,005,221 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,005,221
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 24.80%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This amount includes 1,496,142 shares of Class S Stock, 1,497,041 shares of Class D stock, 1,492,905 shares of Class I stock and 1,483,195 shares of Class E stock, held directly by Invesco Realty, Inc., and 35,937 shares of Class E stock held directly by IAI. See the Explanatory Note below for more information.

(2)	Based on a total of 24,218,913 shares of Common Stock issued and outstanding.

1	NAME OF REPORTING PERSON. Invesco Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 6,005,221 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 6,005,221 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,005,221 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 24.80%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, HC

(1)

This amount includes 1,496,142 shares of Class S Stock, 1,497,041 shares of Class D stock, 1,492,905 shares of Class I stock and 1,483,195 shares of Class E stock, held directly by Invesco Realty, Inc., and 35,937 shares of Class E stock held directly by IAI. See the Explanatory Note below for more information.

(2)	Based on a total of 24,218,913 shares of Common Stock issued and outstanding.

Explanatory Note

This Statement constitutes Amendment No. 3 (“Amendment No. 3”) to the Omnibus Amendment to Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on April 3, 2024, as amended on May 2, 2024, and September 4, 2024 (as amended “Omnibus Amendment”) by Invesco Realty, Inc. (“Invesco Realty”), Invesco Advisers, Inc. (“IAI”), Invesco Group Services, Inc., OppenheimerFunds, Inc., Oppenheimer Acquisition Corp., Invesco Holding Company (US), Inc., Invesco Holding Company Limited and Invesco Ltd. (collectively, the “Reporting Persons”). The Amendment No. 3 relates to the Reporting Person’s beneficial ownership of Class D Stock, Class E Stock, Class I Stock and Class S Stock of the Issuer (collectively, the “Common Stock”) and is being filed to report that on December 1, 2024, the Issuer issued an aggregate of 2,965,107 shares of Common Stock, and on November 1, 2024, the Issuer issued an aggregate of 397,712 shares of Common Stock, to Invesco Realty. In addition, on November 1, 2024, the Issuer issued 18,003 shares of Class E stock to IAI as payment for the management fee.

The Items below amend the information disclosed under the corresponding Items of the Omnibus Amendment as described below.

Item 5. Interest in Securities of the Issuer

The information contained in Item 5(a) and (b) of the Omnibus Amendment is hereby amended to read in its entirety as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number of shares and percentage of Common Stock are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of shares of Common Stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

Invesco Realty is the record holder of 5,969,284 shares of Common Stock reported herein. The other Reporting Persons, all of which are parent companies to Invesco Realty, may be deemed to have beneficial ownership of the securities directly held by Invesco Realty. IAI is the record holder of 35,937 shares of Class E Stock reported herein. The other Reporting Persons who are parent companies to IAI may be deemed to have beneficial ownership of the securities directly held by IAI.

(c) On December 1, 2024, the Issuer issued an aggregate of 2,965,107 shares of Common Stock to Invesco Realty.

On November 1, 2024, the Issuer issued an aggregate of 397,712 shares of Common Stock to Invesco Realty.

On November 1, 2024, the Issuer issued an aggregate of 18,003 shares of Common Stock to IAI as payment of its management fee.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 3, 2024

INVESCO REALTY, INC	/s/ Tina Carew
Tina Carew, Attorney in Fact*

INVESCO ADVISERS, INC.	/s/ Tina Carew
Tina Carew, Attorney in Fact*

INVESCO GROUP SERVICES, INC.	/s/ Tina Carew
Tina Carew, Attorney in Fact*

OPPENHEIMERFUNDS, INC.	/s/ Tina Carew
Tina Carew, Attorney in Fact*

OPPENHEIMER ACQUISITION CORP.	/s/ Tina Carew
Tina Carew, Attorney in Fact*

INVESCO HOLDING COMPANY (US), INC.	/s/ Tina Carew
Tina Carew, Attorney in Fact*

INVESCO HOLDING COMPANY LIMITED	/s/ Tina Carew
Tina Carew, Attorney in Fact*

INVESCO LTD.	/s/ Tina Carew
Tina Carew, Attorney in Fact*

*

Pursuant to powers of attorney which are incorporated herein by reference to Exhibits 24.1-Exhibit 24.7 to the Form 4 filed by the Reporting Persons on September 4, 2024 and Exhibit 24.1 to the Form 4 filed by the Reporting Persons on December 3, 2024.